Luxfer Holdings Announces 2018 First Quarter Results

Company reports strong growth across segments;
Increases earnings guidance for 2018 full year

MANCHESTER, UK May 9, 2018 – Luxfer Holdings PLC (NYSE: LXFR) today announced financial results for its first quarter which ended April 1, 2018.

•	Consolidated quarterly revenue was $119.7 million, up 15.8 percent, from $103.4 million for the first quarter of 2017, with growth in both the company’s Elektron and Gas Cylinders segments.

◦
Elektron Segment revenue increased 23 percent from continued strong sales of magnesium based defense and disaster relief products, as well as the company’s proprietary SoluMag® alloy for the oil and gas industry.

◦	Gas Cylinder Segment revenue advanced 9 percent principally from higher shipments of SCBA composite and industrial aluminum cylinders.

•	Quarterly gross profit margin of 25.7 percent increased from 24.9 percent from the benefits of operating leverage on higher sales and cost reductions.

•	Adjusted EBITDA increased 26.2 percent to $19.3 million from $15.3 million.

•
First-quarter net income was $9.0 million, an increase of 36.4 percent from $6.6 million for the first quarter of 2017. Adjusted net was $10.5 million for the first quarter of 2018, up 46 percent from $7.2 million for the first quarter of 2017.

•
On a per-share basis, unadjusted basic earnings per share were $0.34 for the first quarter of 2018 as compared to $0.25 for the first quarter of 2017. Adjusted diluted earnings per share were $0.38, up 41 percent from $0.27 for the first quarter of 2017.

•	Net cash inflow before financing was $7.8 million for the first quarter of 2018, a 26 percent improvement over the prior year's inflow of $6.2 million.

“First quarter results are an early demonstration of improving execution, which drove productivity and growth across most product lines,” stated Luxfer’s Chief Executive Officer Alok Maskara. “As we progress through 2018, we will continue implementing a strategy aimed at delivering sustainable growth, increasing productivity and simplifying our company to unlock greater value. This strategy includes building a high-performance culture, accelerating product innovation and advancing lean manufacturing.”

Outlook
Based on the financial performance for first quarter and outlook for the remainder of 2018, the company is increasing its earnings guidance for the 2018 full year to EPS of $1.20 to $1.30 on an adjusted, per fully diluted basis.

Conference Call Information
Luxfer has scheduled a conference call at 8:30 a.m. U.S. Eastern Time on Thursday, May 10, 2018, on which management will provide a review of the company’s first-quarter results as well as an update on Luxfer’s strategy and transformation plan. U.S. participants may access the conference call by telephoning 877-341-8545. U.K. participants may call 08000288438. Participants from other countries may call +1-908-982-4601. The participant conference ID code is 4478666. The following link to access slides related to the conference call:
http://event.webcasts.com/starthere.jspei="1177970"&tp_key=b95f73d810.

A recording of the conference call will be available for replay two hours after the completion of the call and will remain accessible until the next quarterly report is released. To hear the recording, call 800-585-8367 in the U.S., 08009172646 in the U.K. and +1-404-537-3406 in other countries. Enter conference ID code 7270929 when prompted. Slides used in the presentation and a recording of the call will also be available in the investor relations section of the Luxfer website at www.luxfer.com.

Non-GAAP Financial Measures
This release refers to non-GAAP financial measures including “adjusted gross profit”, “adjusted engineering, selling, general, and administrative expenses”, “adjusted segment income (loss)”, “adjusted net income (loss)”, and “adjusted diluted earnings (loss) per share.” Refer to the accompanying financial schedules for supplemental financial data and corresponding reconciliations of these non-GAAP financial measures to certain GAAP financial measures.

Forward-Looking Statement
This release contains certain forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. Examples of such forward-looking statements include, but are not limited to: (i) statements regarding the Group’s results of operations and financial condition; (ii) statements of plans, objectives or goals of the Group or its management, including those related to financing, products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes”, “anticipates”, “expects”, “intends”, “forecasts” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. The Group cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) future revenues being lower than expected; (ii) increasing competitive pressures in the industry; (iii) general economic conditions or conditions affecting demand for the services offered by us in the markets in which we operate, both domestically and internationally, including as a result of the Brexit referendum, being less favorable than expected; (iv) worldwide economic and business conditions and conditions in the industries in which we operate; (v) fluctuations in the cost of raw materials and utilities; (vi) currency fluctuations and hedging risks; (vii) our ability to protect our intellectual property; and (viii) the significant amount of indebtedness we have incurred and may incur and the obligations to service such indebtedness and to comply with the covenants contained therein. The Group cautions that the foregoing list of important factors is not exhaustive. These factors are more fully discussed in the sections “Forward-Looking Statements” and “Risk factors” in our Annual Report on Form 20-F for the year ended December 31, 2017, filed with the U.S. Securities and Exchange Commission on March 19, 2018. When relying on forward-looking statements to make decisions with respect to the Group, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and the Group does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

About Luxfer Holdings
Luxfer Holdings is a global materials technology group focused on sustained value creation using its broad array of technical knowhow and proprietary materials technologies. The company specializes in the design and manufacture of high-performance materials, components and high-pressure gas-
containment devices for transportation, defense and emergency response, healthcare, and general industrial purposes. Luxfer customers include both end-users of its products and manufacturers that incorporate Luxfer products into finished goods. For more information, visit www.luxfer.com.

The company is listed on the New York Stock Exchange, and its Ordinary Shares trade under the symbol LXFR.

Investor Contact:
Douglas A. Fox, CFA
Director, Investor Relations
+1 951-341-2375
Investor.relations@luxfer.com